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                                                                 EXHIBIT (a)(12)

CONTACT INFORMATION:

Rick Myllenbeck
Creative Labs, Inc.
Internet: rickm@soundblaster.com

      Creative Completes Tender Offer And Merger Of Cambridge SoundWorks

SINGAPORE -- December 8, 1997 -- Creative Technology Ltd. (NASDAQ:CREAF), the world's leading provider of multimedia technology for the personal computer, today announced the successful completion of its cash tender offer to acquire all outstanding shares of Cambridge SoundWorks, Inc. (NASDAQ:HIFI) not already owned by Creative and the related merger transaction.

Creative's subsidiary, CSW Acquisition Corporation, purchased 2,716,187 validly tendered Cambridge SoundWorks shares and has merged with Cambridge SoundWorks making Cambridge SoundWorks a wholly-owned subsidiary of Creative.

Creative said that after purchasing the tendered shares on Thursday, December 4, 1997 for $10.68 per share, Creative owned approximately 95 percent of the outstanding shares of Cambridge SoundWorks. The merger was completed on Friday, December 5, 1997, according to the short-form merger provisions of the Massachusetts General Corporation Law. In the merger, each share of Cambridge SoundWorks' common stock not held by Creative (other than shares as to which appraisal rights are perfected) was converted into the right to receive $10.68 in cash. Stockholders who did not tender their shares in the offer will receive a letter of transmittal with instructions for receiving the $10.68 per-share cash payment.

Cambridge SoundWorks is the renowned speaker manufacturer and retailer famous for its high-performance home theater, home stereo and car stereo speaker systems as well as its critically acclaimed multimedia speakers. The multimedia speakers -- MicroWorks(TM), SoundWorks(R) and newly developed PC Works(TM) -- use premium-quality, amplified subwoofer/satellite speaker technology derived from the company's many years of experience in the home audio business. These speakers deliver a wide-range of truly convincing, phenomenally clear sound -- including crisp highs, a rich mid-range and remarkable bass -- all with an incredibly small footprint and at extremely affordable prices.

"We are truly pleased now that Cambridge is a full-fledged part of the Creative team," said Sim Wong Hoo, chairman and chief executive officer of Creative Technology Ltd. "With the combined strengths of both companies, Creative now has all the components required to provide a completely new and exciting concept in PC audio -- a limitless, immersive, vivid audio experience Creative calls 'environmental audio.' The merger also
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gives us the opportunity to offer great audio experiences at very attractive mass market prices."

"Joining the Creative family allows us to strengthen our position as an innovative manufacturer of home stereo, home theater and car stereo products, and helps us to achieve our goal of becoming the world's leading provider of multimedia speakers for the PC," said Thomas J. DeVesto, president and chief executive officer of Cambridge SoundWorks. "We aim to advance the art of speaker design to a new level and to explore novel ways of converging computer multimedia technology with speaker technology to create the most realistic, involving sound experience for our customers."

Cambridge SoundWorks' offers the most critically acclaimed multimedia speakers in the consumer electronics and computer industries. The company's MicroWorks system recently received PC Computing magazine's "MVP" Award for 1997, Computer Gaming World's "4 1/2 Star Award," as well as the "Editor's Choice" Award from PC Gamer magazine. The SoundWorks system received PC Computing's "Best" Award and the "Editor's Choice" Award from Macworld magazine. The PC Works system received the "Reviewer's Choice" Award from ome PC Magazine, the "GameWorthy" Award from c/net and the "Editor's Choice" Award from PC Gamer magazine.

Cambridge SoundWorks manufactures 33 different models of home stereo, car stereo, home theater and computer speakers. Its speakers and sound systems are also sold through the company's retail stores and through its national catalog.

Creative Technology Ltd. is the world's leading provider of advanced multimedia solutions for personal computers, including sound, graphics, communications and video conferencing products. The company's Sound Blaster(R) technology has been accepted as the worldwide standard sound platform for PCs, and the company's global distribution network is among the most extensive in the multimedia industry. Creative is focused on enhancing the overall user experience by providing powerful, enabling, high-value technology for the mass market.


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All products mentioned herein are either registered trademarks or trademarks of their respective owners and are hereby recognized as such.

Safe Harbor for Forward Looking Statements:
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Except for the historical information contained herein, the matters set forth herein (including information on future products, future marketing efforts, and future revenues, margins, expenses and earnings) are forward looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, among others: potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; reductions in the market value
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of products sold by Creative, including increases in supply or declines in demand or prices for CD-ROM or DVD drives, board and chip-level products, and software products; the short product cycles that characterize most of Creative's products; the increasing proliferation of sound functionality in new products from new competitors and at the application software, chip and operating system levels; Creative's reliance on sole sources for many of its chips and other key components; the timely development, ramp, delivery and market acceptance of new products, including Creative's next generation sound chips, and its graphics accelerator, video conferencing, CD-ROM and DVD drives, DVD encoder cards, communications and Internet-related products; the availability of operating capital on acceptable terms; the volatility of share prices for companies in Creative's industry and the effect of those prices or other events beyond Creative's control; and other risk factors described in Creative's filings with the Securities and Exchange Commission over the past twelve months.